Hacker Noon

Profit and Loss
January - December 2022

	TOTAL
Income	
Billable Expense Income	-1,000.00
Brand Dashboard	9,179.36
Discounts/Refunds Given	3,077.06
Sales	
Brand-as-author	143,300.69
Coin Pages	0.00
Emails Sale	137,465.00
Interest payment	4.73
Managed Account	54,498.00
noonies	31,166.00
Parent Category	107,924.60
Ad by Tag	0.00
Total Parent Category	**107,924.60**
Podcast Income	40,300.00
Referral	8,105.64
Slogging AMA	3,900.00
Social Media Promotion	9,000.00
Startups of the Year	39,000.00
Story Audio ADs	33,550.00
Tech Company News Page	6,400.00
Top Navigation	243,500.00
Job Board	0.00
Learn Tab	-5,000.00
Total Top Navigation	**238,500.00**
Writing Competition	326,480.00
Total Sales	**1,179,594.66**
Uncategorized Income	0.00
Total Income	**$1,190,851.08**
Cost of Goods Sold	
Cost of Managed Accounts	17,182.49
Cost of Podcast	706.00
podcast	1,794.00
Total Cost of Podcast	**2,500.00**
Paid Ad & Social Media	15,894.20
Writing Competition Payouts	67,534.03
Total Cost of Goods Sold	**$103,110.72**
GROSS PROFIT	**$1,087,740.36**
Expenses	
Coworking	13,645.56

	TOTAL
Editorial Team	1,068.66
blogging fellows	1,090.13
Editorial Payroll	231,675.91
Other Editorial Cost	1,300.00
Related Editorial	14,574.65
SEO	7,887.02
Slogging	2,889.02
Total Editorial Team	**260,485.39**
Insurance	1,196.54
Job Supplies	0.28
Legal & Accounting	49,528.98
Management	302,463.28
Internet	6,110.97
Meals	10,405.71
Total Management	**318,979.96**
Marketing Team	
Advertising & Marketing Cost	38,152.23
Advertising/Promotional	13,215.69
Creatives	2,768.13
Domains	1,826.26
Hackernoon documentary	30,634.28
Newsletters	3,000.00
Noonies	2,000.00
Outsourced Marketing	1,000.00
Press Release	8,392.98
Recruitment	429.46
shop	349.66
video	2,498.00
Total Advertising & Marketing Cost	**104,266.69**
Marketing Payroll	128,418.60
Podcast Payroll	13,850.00
Total Marketing Payroll	**142,268.60**
Recruitment	116.86
Total Marketing Team	**246,652.15**
Other Business Expenses	1,067.22
Bank Charges & Fees	498.95
bug bounty	974.00
Interns	19,576.50
Total Other Business Expenses	**22,116.67**
Payroll Expenses	1,246.15

	TOTAL
Product Team	
Product Payroll	307,680.84
Tech Stack	252,601.17
Cost of Emails	2,398.00
Total Tech Stack	**254,999.17**
Total Product Team	**562,680.01**
QuickBooks Payments Fees	492.99
Sales Team	1,662.57
Sales Payroll	209,000.39
Total Sales Team	**210,662.96**
Team Tools & Benefits	1,250.89
Employee Tech Reimbursement	590.28
Mental Health	7,108.42
Team Course + Education	100.00
Team MERCH	975.41
Team Productivity Tools	16,698.12
Travel	9,834.06
Coworking	2,134.70
Events	246.91
Lodging	4,788.61
Transportation	2,786.70
Travel meals	1,084.91
Total Travel	**20,875.89**
US Benefits	2,970.28
Total Team Tools & Benefits	**50,569.29**
US Gov/ Payroll tax	10,382.17
Payroll Tax	42,074.53
Total US Gov/ Payroll tax	**52,456.70**
Total Expenses	**$1,790,713.63**
NET OPERATING INCOME	$ -702,973.27
Other Income	
Cryto Income	5,121.51
Total Other Income	**$5,121.51**
NET OTHER INCOME	**$5,121.51**
NET INCOME	**$ -697,851.76**